EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated. This information should be read in conjunction with the consolidated financial statements and the accompanying notes incorporated by reference in this prospectus.

	Six Months Ended June 30,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges	50.4	40.2	35.9	55.6	45.4	24.1

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before taxes, plus fixed charges. Fixed charges consist of (i) interest expense and amortization of debt discount or premium on all indebtedness and (ii) a reasonable approximation of interest factor deemed to be included in rental expense.

No shares of our preferred stock were outstanding during the periods presented above. Accordingly, the ratio of earnings to fixed charges and preferred dividends is not separately stated from the ratio of earnings to fixed charges for each such period.